FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management’s Discussion and Analysis of Financial Condition and Results of Operation and interim unaudited financial statements and related information and data of DryShips Inc. (the “Company”) as of and for the period ended March 31, 2008.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333-146540) filed on October 5, 2007 and the Company’s Registration Statement on Form F-3 (Registration No. 333-139204) filed on December 8, 2006.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to “DryShips” or the “Company” or “we” shall include DryShips Inc. and its applicable subsidiaries.  The following management’s discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual  results  may  differ   materially   from  those   anticipated  in  these forward-looking  statements  as a result of certain  factors,  such as those set forth in the section  entitled “Risk Factors”  included in the Company’s  Annual Report on Form 20-F filed with the Securities  and Exchange  Commission on March 28, 2008.

Results of Operations

For the three-months ended March 31, 2008 compared to the three-months ended March 31, 2007

Voyage Revenues increased by $145.4 million, or 167.7%, to $232.1 million in the three month period ended March 31, 2008, compared to $86.7 million for the three month period ended March 31, 2007.  The increase is attributable to the substantial increased hire rates over this period and the increase in the average number of vessels operated from 32.1 during the three months ended March 31, 2007 to 38.3 during the three months ended March 31, 2008.

Voyage Expenses (including gains from sale of bunkers) increased by $8.8 million, or 166.0%, to $14.1 million for the three month period ended March 31, 2008, compared to $5.3 million for the three month period ended March 31, 2007.  The increase is mainly attributable to the increase in commissions due to increased voyage revenues.

Vessel Operating Expenses increased by $3.5 million, or 24.5%, to $17.8 million in the three month period ended March 31, 2008 compared to $14.3 million for the three month period ended March 31, 2007. The increase is attributable to the increase in the number of vessels operated from an average of 32.1 vessels for the three months ended March 31, 2007 to 38.3 vessels for the three months ended March 31, 2008.

Gain on sale of vessels decreased by $7.2 million, to $24.4 million for the three month period ended March 31, 2008, compared to $31.6 million for the three month period ended March 31, 2007.  During the first quarter of 2007 three vessels (Panormos, Striggla and Daytona) were disposed of compared to one vessel (Matira) during the first quarter of 2008.

Depreciation expense increased by $8.4 million, or 52.5%, to $24.4 million for the three month period ended March 31, 2008, compared to $16.0 million for the three month period ended March 31, 2007. The increase is due to the increase in the number of vessels operated from an average of 32.1 vessels for the period ended March 31, 2007 to 38.3 vessels for the three month period ended March 31, 2008 and a corresponding increase of calendar days from 2,887 in the three months ended March 31, 2007 to 3,485 days in the three months ended March 31, 2008.

Management Fees increased by $0.6 million, or 27.3%, to $2.8 million in the three month period ended March 31, 2008 compared to $2.2 million in the three month period ended March 31, 2007.  The increase is due to the increase in the number of vessels operated from an average of 32.1 vessels for the three months ended March 31, 2007 to 38.3 vessels for the three months ended March 31, 2008 and a corresponding increase of calendar days from 2,887 in the three months ended March 31, 2007 to 3,485 days in the three months ended March 31, 2008.

General and Administrative expenses increased by $1.0 million, or 52.6%, to $2.9 million in the three month period ended March 31, 2008 compared to $1.9 million for the three month period ended March 31, 2007.  The increase is mainly due to increased legal fees, management remuneration and the significant increase in the exchange rate between the USD and Euro for the three month period ended March 31, 2008 compared to the three month period ended March 31, 2007.

Interest and Finance Cost increased by $3.9 million, or 34.8%, to $15.1 million for the three month period ended March 31, 2008 compared to $11.2 million for the three month period ended March 31, 2007.  The increase resulted primarily from the increase in interest expenses due to the increased amount of average indebtedness outstanding during the three months ended March 31, 2008 compared to the three months ended March 31, 2007 and the increased interest rates in 2008 as compared to 2007.

Interest Income increased by $1.6 million, or 266.7%, to $2.2 million for the three month period ended March 31, 2008, compared to $0.6 million for the three month period ended March 31, 2007, due to increased liquidity and interest rates in 2008.

Other net increased from expenses of $0.2 million in the three month period ended March 31, 2007 to expenses amounting to $6.1 million in the three month period ended March 31, 2008. The increase is mainly due to the loss resulting from the valuation of the interest rate swaps at March 31, 2008.

Equity in income of investee amounted to $0.9 million in the three months ended March 31, 2008. No such income existed in the respective period of 2007.

Cash Flow

Our cash and cash equivalents increased to $624.5 million as of March 31, 2008, compared to $111.1 million as of December 31, 2007 primarily due to increased cash provided by operating and financing activities.  Working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $441.3 million as of March 31, 2008 compared to a working capital deficit of $86.3 million as of December 31, 2007.  The change from capital deficit to capital surplus position is due to the large increase in cash and cash equivalents.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $122.3 million, or 287.1%, to $164.9 million for the three month period ended March 31, 2008 compared to $42.6 million for the three month period ended March 31, 2007. This increase is primarily due to the increased time charter rates during the three months ended March 31, 2008 and the enlargement of our fleet.

Net Cash Used In Investing Activities

Net cash used in investing activities was $88.7 million for the three month period ended March 31, 2008, consisting mainly of $63.9 million in payments for vessel acquisition and improvements, $50.7 million in advances for vessel acquisitions and vessels under construction partly offset by an amount of $45.5 million representing the net proceeds received from the sale of the vessel Matira during the three month period ended March 31, 2008. Net cash used in investing activities also includes an increase of $19.7 million in restricted cash due to a change in one of the Company’s loan agreements.

Net cash used in investing activities was $10.9 million for the three month period ended March 31, 2007 consisting of $25.2 million in advances for vessel acquisitions and $56.4 million of payments for the acquisition of vessels.  This was partly offset by the proceeds we received of $70.5 million from the sale of vessels during the period.

Net Cash Provided by/ Used In Financing Activities

Net cash provided by financing activities was $437.2 million for the three month period ended March 31, 2008, consisting mainly of $178.7 million drawdown under long term facilities and $352.6 million from net proceeds from the issuance of common stock, partly offset by aggregate amount of $85.7 million of payments of short-term and long-term credit facilities and $7.3 million of cash dividends paid to stockholders.

Net cash used in financing activities was $28.1 million for the three month period ended March 31, 2007, consisting mainly of $43.4 million drawdown under a new short term loan facility, partly offset by aggregate amount of $64.4 million payments of loans and $7.1 million of cash dividends paid to stockholders.

Capitalization

On March 31, 2008, debt to total capitalization (debt, net of deferred financing fees and stockholders equity) was 46.4% and net debt (total debt less cash and cash equivalents) to total capitalization (total debt less cash and cash equivalents and stockholders equity) was 30.1%.

As of March 31, 2008, the Company had total cash and cash equivalents of $671.0 million.

Financing activities

Long-term debt

On January 29, 2008, the Company drew down an amount of $48.6 million from a loan of $101.1 million concluded in December 2007 in order to partly finance the acquisition cost of vessels Saldanha and Avoca. The loan bears interest at LIBOR plus a margin and is repayable in twenty-eight quarterly installments through January 2015.

In February, 2008, the Company entered into a supplemental agreement to amend its existing facility with HSH Nordbank. Pursuant to the supplemental agreement the lender released its security interest over and relating to certain of the Company’s vessels participating in the loan and gave its consent to the borrower’s incurrence of additional financial indebtedness with other financial institutions.

In March, 2008, the Company entered into a loan agreement in an amount of up to $130.0 million with Piraeus Bank. The vessels MV Lacerta, MV Menorca, MV Toro and MV Paragon were pledged as security for this new loan. The loan bears interest at LIBOR plus a margin and is repayable in twenty-eight variable quarterly installments through December 2014.

In April 2008, the Company concluded a loan for $90.0 million with Dresdner Bank in order to partly finance the MV Mystic. The loan bears interest at LIBOR plus a margin is repayable in three consecutive semi annual installments of $10.0 million each and eleven consecutive semi annual installments of $3.0 million plus a balloon payment of $27.0 million payable together with the last installment. The first installment shall be repaid on the date falling 6 months after the drawdown date and the last installment on the date falling 90 months after the drawdown date.

In May 2008, the Company concluded a loan for $125.0 million with Deutsche Schiffsbank in order to partly finance the acquisition cost of vessels MV Capri and MV Positano. The loan bears interest at LIBOR plus a margin and is repayable in eight consecutive quarterly installments of $6.5 million followed by twenty four consecutive quarterly installments of $2.3 million plus a balloon payment of $19.0 million payable together with the last installment. On May 13, 2008, an amount of $81.8 million was drew down in relation to the delivery of vessel Capri.  The first installment of the loan shall be repaid on the earlier date falling 3 months after the drawdown date for vessel Positano or July 31, 2008.

On May 9, 2008, the Company concluded a loan agreement for $800.0 million with Nordea Bank in order to finance the acquisition cost of the Ocean Rig shares and to refinance prior debt obtained to finance the purchase price of the shares acquired as of December 31, 2007.

Issuance of common shares

During the three months ended March 31, 2008, the Company issued 4,759,000 shares of common stock with par value $0.01 pursuant to its universal shelf registration statement on Form F-3 ASR (Registration No. 333-146540) (the “Registration Statement”) including a prospectus and related prospectus supplements filed pursuant to Rule 424(b) on October 12, 2007 and November 7, 2007 relating to offer and sale of up to 6,000,000 common shares. The net proceeds, after underwriting commissions ranging between 1.5% to 2% and other issuance fees, amounted to $352.6 million.

In March 2008, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to 6,000,000 shares of common stock, par value $0.01 per share, pursuant to the Company’s Registration Statement.

In May 2008, the Company issued 1,109,903 shares of common stock with par value $0.01 per share pursuant to the Registration Statement and related prospectus supplement. The net proceeds, after underwriting commissions of 1.75% and other issuance fees, amounted to $101.6 million.

Capitalization

The following table sets forth our consolidated capitalization as of March 31, 2008:

•	on an actual basis;

•
on an adjusted basis to give effect to (i) the  aggregate  payment of $8.5 million of dividends declared and paid in April 2008; (ii) the loan drawdown of $49.4 million for the vessel Conquistador, of which an amount of $4.9 million is payable in the short- term; (iii) the loan repayment of $31.9 million for the vessel Netadola of which an amount of $3.6 was classified as current at March 31, 2008; (iv) the loan installment payments of $5.7 million paid in April 2008; (v) the issuance of 1,000,000 shares of common stock of the Company at par value $0.01 per share on April 10, 2008 pursuant to our 2008 Equity Incentive Plan; (vi) the issuance of 1,109,903 shares of common stock par value $0.01 pursuant to our universal shelf registration statement on Form F-3 ASR (Registration No. 333-146540) (the “Registration Statement”) including a prospectus and related prospectus supplements filed pursuant to Rule 424(b) on October 12, 2007, November 7, 2007 and March 7, 2008 relating to offer and sale of a total of up to 12,000,000 common shares, of which 6,050,000 shares remained un-issued as of March 31, 2008,  resulting in net proceeds of $101.6 million; (vii) the loan drawdown of $485.2 million of a term loan amounting $800.0 million in total concluded in order to finance the purchase price of Ocean Rig ASA (“Ocean Rig”) shares acquired in April and May 2008 and to refinance the balance of $227.9 million, of which an amount of $60.8 million was classified as current at March 31, 2008, relating to prior indebtedness obtained as of December 31, 2007 in order to finance the purchase price of Ocean Rig’s shares acquired in December 2007; out of the amount drawn down, $136.4 million is payable in the short-term; and (viii) the loan drawdown of $81.8 million of a term loan of $125.0 million in total concluded in order to partly finance the acquisition cost of vessels Capri and Positano. The amount drawn down relates to the tranche payable for Capri and an amount of $8.5 million is payable in the short-term;

•
on a further adjusted basis giving effect to (i) our issuance and sale of 4,940,097 shares of common stock pursuant to the Registration Statement and related prospectus supplement dated March 7, 2008 discussed under (vi) “On an adjusted basis” above, at an assumed offering price of $99.25 per share, the last reported closing price of our common stock on May 20, 2008, resulting in net proceeds of $481.7 million including issuance costs of $8.6 million on the basis of 1.75% commission charged to our last sales; (ii) the undrawn amount of the loan of $90.0 million concluded in April 2008 in order to partly finance one of the Company’s newly acquired Capesize vessels; of this amount, $10.0 million is payable in the short term; (iii) the un-drawn amount of the term loan of $125.0 million discussed under (vii) “On an adjusted basis” above; an amount of $88.5 million is payable in the short-term; and (iv) the un-drawn amount of $43.2 million of the loan discussed under (viii) “On an adjusted basis” related to the tranche payable for Positano of which $4.5 million is payable in the short-term.

	As of March 31, 2008
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands of U.S. dollars)
Debt
Current portion of long-term debt	$194,295	$274,064	$377,098
Total long-term debt, net of current portion	1,149,358	1,420,422	1,765,402
Total debt	$1,343,653	$1,694,486	$2,142,500

Shareholders’ equity
Preferred stock, $0.01 par value; 500,000,000 shares authorized, none issued	-	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 41,440,097
shares issued and outstanding at March 31, 2008, 43,550,000 shares as adjusted at March 31, 2008, 48,490,097 shares as further adjusted at March 31, 2008	414	435	485
Additional paid-in capital	807,085	908,647	1,390,322
Retained earnings	735,820	727,332	727,332
Total shareholders’ equity	1,543,319	1,636,414	2,118,139
Total capitalization	$2,886,972	$3,330,900	$4,260,639

(1)	There have been no significant adjustments to our capitalization since March 31, 2008, as so adjusted.
(2)	Assumes a sale price of $99.25 per share, which was the last reported closing price of our common stock on May 20, 2008.

Fleet Developments

Vessels acquisitions

On January 29, 2008, the vessel Avoca a 2004 built secondhand 76,500 dwt Panamax drybulk carrier was delivered to the Company for a purchase price of $70.2 million. As of December 31, 2007, an amount of $6.9 million had been advanced for the above acquisition.

On April 8, 2008, the Company took delivery of the Conquistador a 2000 built secondhand 75,607dwt Panamax drybulk carrier, which it had agreed to acquire on November 29, 2007, for a purchase price of $85.0 million.

During April 2008, the Company concluded contracts to acquire one Panamax vessel and two Capesize vessels for total consideration of $397.8 million. The vessels are expected to be delivered during the third quarter of 2008 and the first and third quarters of 2009, respectively.

On April 24, 2008, DryShips announced that it will acquire two Ultra Deep Water (UDW) drillships. The drillships are to be constructed by Samsung Heavy Industries Co., Ltd. (SHI) and are expected to be delivered from the shipyard in the third quarter of 2011. The expected delivered cost of each drillship is approximately $800.0 million per unit.  In April 2008, the Company paid $58.3 million as an advance for the first installment of both hulls.

On May 15, 2008, the vessel Capri, a 2001 built secondhand 172,579 dwt Capesize drybulk carrier was delivered to the Company for a purchase price of $152.3 million. As of March 31, 2008, an amount of $15.2 million had been advanced for the above acquisition.

Vessels disposal

On February 25, 2008, the vessel Matira, a 1994 built 45,863 dwt Handymax drybulk carrier was delivered to her new owners for net proceeds of $45.5 million. The Company realized a gain of $24.4 million which was recognized in the three month period ended March 31, 2008.

On March 13, 2008 the Company entered into an agreement to sell the MV Lanzarote a 1996 built, 73,008 dwt Panamax drybulk carrier to unaffiliated third party for a price of $65.0 million. The Company expects to realize a gain of approximately $37.2 million which will be recognized in the second quarter of 2008.

On March 15, 2008 the Company entered into an agreement to sell the MV Lacerta a 1994 built, 71,862 dwt Panamax drybulk carrier to unaffiliated third party for a price of $55.5 million. The Company expects to realize a gain of approximately $45.2 million which will be recognized in the fourth quarter of 2008.

On April 14, 2008, the Company entered into an agreement to sell the MV Waikiki, a 1995 built secondhand 75,473 dwt Panamax drybulk carrier for a price of approximately $63.0 million. The Company expects to realize a gain of approximately $37.7 million which will be recognized in the third quarter of 2008.

On April 14, 2008, the Company entered into an agreement to sell the MV Solana a 1995 built 75,100 dwt Panamax drybulk carrier for a price of approximately $63.0 million.  The Company expects to realize a gain of approximately $29.9 million which will be recognized in the third quarter of 2008.

Significant Accounting policies:

A discussion of the Company’s significant accounting policies can be found in the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed on March 28, 2008.

Accounting Policies

With the exception of the change in the accounting policy for the dry-docking costs and the change in restricted cash classification in the statement of the cash flows as discussed below, there have been no material changes to the Company’s accounting policies in the three-month period ended March 31, 2008. Effective January 1, 2008, the Company adopted FASB Statement No. 157 “Fair Value Measurements” (“SFAS No. 157”) which had no effect on the Company’s consolidated financial statements. In addition, on January 1, 2008, the Company made no elections to account for its monetary assets and liabilities at fair values as allowed by FASB statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”).

Dry-dock related expenses

During the first quarter of 2008, the Company changed the method of accounting for dry-docking costs from the deferral method to the direct expense method under which related costs are expensed as incurred. Management considers this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking activities should be deferred and amortized over a future period.  Due to this change, earnings per common share (EPS), basic and diluted for the three month period ended March 31, 2007 and 2008 increased by $0.04 and $0.01 per share and were $1.91 and $4.61, respectively as compared to earnings per common share (EPS), basic and diluted of $1.87 and $4.60, respectively, if the change in accounting policy was not effected.

Change in classification of changes in restricted cash

During the first quarter of 2008, the Company elected to change the classification of changes in restricted cash in its statement of cash flows from a financing activity to an investing activity, as deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment. The change in classification is applied prospectively as the Company determined that such change in presentation is not considered to be a material change to the cash flows of the Company’s investing or financing activities requiring restatement of the prior period financial statements.

Dividend Payment

On April 2, 2008, the Company declared dividends amounting to $8.5 million or $0.20 per share paid on April 24, 2008, to the stockholders of record as of April 17, 2008.

Shares issued under the 2008 Equity Incentive Plan

Pursuant to the Company’s 2008 Equity Incentive Plan, in April 2008, 1,000,000 shares of common stock of the Company were issued at par value $0.01 per share to Fabiana Services S.A. (“Fabiana”) for services to be performed in periods subsequent to March 31, 2008. Fabiana, a related party entity incorporated in the Marshall Islands, provides the services of the individuals who serve in the positions of Chief Executive and interim Chief Financial Officer of the Company. The shares vest quarterly in eight equal instalments with the first vesting instalment to occur on the date of the consultancy agreement. As of March 31, 2008, the agreement has not been executed.

Purchase of shares in Ocean Rig

During April and May 2008, the Company acquired at a price of NOK 45, 76,256,726 shares or 44.7% of the issued shares in Ocean Rig ASA, increasing its share portion to 75.1%. Out of the total shares acquired 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig ASA, were purchased from companies controlled by the Company’s Chief Executive Officer.  The Company launched a mandatory tender offer for the remaining outstanding shares of Ocean Rig within the four week deadline set by Oslo Stock Exchange rules. On May 14, 2008, the Company filed the Offer Document with the Oslo Stock Exchange and the mandatory offer period commenced. The mandatory offer period will end on June 11, 2008. The Company will use a combination of cash on hand and debt financing to acquire the remaining shares of Ocean Rig.  In this respect, on May 9, 2008, the Company concluded a loan agreement for $800.0 million in order to finance the acquisition cost of the above shares and to refinance prior debt obtained to finance the purchase price of the shares acquired as of December 31, 2007. On May 12 and May 14, 2008, the Company drew down a total amount of $485.2 million as part of the term loan. On May 12, 2008, the then balance of $227.9 million of prior debt obtained to finance the purchase price of the shares acquired as of December 31, 2007 was fully repaid.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Balance Sheets
December 31, 2007 and March 31, 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2007 (as adjusted)	March 31, 2008
ASSETS	(Notes 1 and 4)
CURRENT ASSETS:
Cash and cash equivalents	$111,068	$624,515
Restricted cash (Note 10)	6,791	6,453
Trade accounts receivable	9,185	10,959
Insurance claims	4,807	4,999
Due from related parties (Note 5)	9,963	12,743
Inventories (Note 6)	3,912	2,985
Prepayments and advances	7,309	3,727
Total current assets	153,035	666,381

FIXED ASSETS, NET:

Advances for vessels under construction and acquisitions (Note 7)	118,652	162,423
Vessels, net (Note 8)	1,643,867	1,668,578
Total fixed assets, net	1,762,519	1,831,001

OTHER NON CURRENT ASSETS:
Long term investments (Note 9)	405,725	406,582
Restricted cash (Note 10)	20,000	40,000
Other	3,153	2,155
Total non current assets	428,878	448,737

Total assets	$2,344,432	$2,946,119

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 10)	$194,999	$191,830
Accounts payable	7,166	7,933
Accrued liabilities	20,223	7,714
Deferred revenue	16,916	15,093
Financial Instruments (Note 11)	-	2,526

Total current liabilities	239,304	225,096

NON CURRENT LIABILITIES
Fair value of below market acquired time charter	32,509	27,851
Long term debt, net of current portion (Note 10)	1,048,779	1,144,283
Financial instruments (Note 11)	1,768	5,316
Other non current liabilities	343	254
Total non current liabilities	1,083,399	1,177,704

COMMITMENTS AND CONTIGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $ 0.01 par value; 30,000,000 shares authorized, none issued at December 31, 2007 and 500,000,000 shares authorized none issued at March 31, 2008	-	-
Common stock, $0.01 par value; 75,000,000 and 1,000,000,000 shares authorized at December 31, 2007 and March 31, 2008 respectively; 36,681,097 and 41,440,097 shares issued and outstanding at December 31, 2007 and March 31, 2008 respectively.	367	414
Additional paid-in capital	454,538	807,085
Retained earnings	566,824	735,820
Total stockholders’ equity	1,021,729	1,543,319
Total liabilities and stockholders’ equity	$2,344,432	$2,946,119

The accompanying notes are an integral part of these condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Income
For the three month periods ended March 31, 2007 and 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Three Months Ended March 31,
	2007 (as adjusted)	2008
	(Notes 1 and 4)
REVENUES:
Voyage revenues	$86,650	$231,552
Voyage revenues-related party (Note 5)	-	511
	86,650	232,063

EXPENSES:
Voyage expenses	4,836	12,357
Voyage expenses – related party (Note 5)	1,046	2,827
(Gain) loss on sale of bunkers, net	(612)	(1,034)
Vessels’ operating expenses	14,309	17,773
Depreciation	16,045	24,418
Gain on sale of vessels (Note 8)	(31,609)	(24,443)
Management fees – related party (Note 5)	2,196	2,787
General and administrative expenses	938	1,795
General and administrative expenses–related parties (Note 5)	950	1,123
Operating income	78,551	194,460

OTHER INCOME (EXPENSES):
Interest and finance costs	(11,165)	(15,104)
Interest and finance costs – related party (Note 5)	(37)	-
Interest income	614	2,212
Other, net	(161)	(6,093)

Total other income (expenses), net	(10,749)	(18,985)

Net Income before equity in income of investee	67,802	175,475

Equity in income of investee (Note 9)	-	857

Net Income	$67,802	$176,332

Earnings per common share, basic and diluted	$1.91	$4.61

Weighted average number of common shares, basic and diluted	35,490,097	38,213,975

The accompanying notes are an integral part of these condensed consolidated financial statements

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the three month period ended March 31, 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Stock
	Comprehensive Income	# of Shares	Par Value	Additional Paid-in Capital
					Retained Earnings	Total

BALANCE, December 31, 2007		36,681,097	$367	$454,538	$569,316	$1,024,221
-Cumulative effect adjustment from change in accounting policy for dry-dockings		-	-	-	(2,492)	(2,492)
BALANCE, December 31, 2007 (as adjusted)		36,681,097	$367	$454,538	$566,824	$1,021,729
- Net income	176,332	-	-	-	176,332	176,332
-Issuance of common stock		4,759,000	47	352,547	-	352,594
- Dividends declared and paid ($ 0.20 per share)		-	-	-	(7,336)	(7,336)
Comprehensive income	$176,332
BALANCE, March 31, 2008		41,440,097	$414	$807,085	$735,820	$1,543,319

The accompanying notes are an integral part of these condensed consolidated financial statements

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three month periods ended March 31, 2007 and 2008
(Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31,

	2007 (as adjusted) (Notes 1 and 4)	2008

Cash Flows from Operating Activities:

Net income	$67,802	$176,332
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,045	24,418
Amortization and write-off of financing costs	439	820
Amortization of fair value of acquired time charter agreements	(1,299)	(4,658)
Equity in income of investee	-	(857)
Gain on sale of vessels	(31,609)	(24,443)
Change in fair value of derivatives	(1,106)	6,074
Amortization of free lubricants benefit	(33)	(24)
Changes in operating assets and liabilities:
Trade accounts receivable	(2,476)	(776)
Insurance claims	(4,158)	(306)
Due from related parties	294	(2,780)
Inventories	(148)	927
Prepayments and advances	699	3,582
Accounts payable	(2,194)	767
Due to related parties	(71)	-
Accrued liabilities	22	(12,353)
Deferred revenue	383	(1,823)
Net Cash provided by Operating Activities	42,590	164,900

Cash Flows from Investing Activities:
Insurance proceeds	140	114
Advances for vessel acquisitions	(25,170)	(50,721)
Vessels acquisitions and improvements	(56,420)	(63,915)
Proceeds from sale of vessels	70,528	45,508
Change in restricted cash	-	(19,662)
Net Cash used in Investing Activities	(10,922)	(88,676)

Cash Flows from Financing Activities:
Payments of long-term debt	(39,360)	(55,602)
Proceeds from long-term credit facility	-	178,650
Proceeds from short-term credit facility	43,400	-
Payment of short-term credit facility	(25,000)	(30,076)
Change in restricted cash	143	-
Net proceeds from common stock issuance	-	352,594
Dividends paid	(7,098)	(7,336)
Payment of financing costs	(202)	(1,007)
Net Cash (used in) provided by Financing Activities	(28,117)	437,223

Net increase in cash and cash equivalents	3,551	513,447
Cash and cash equivalents at beginning of period	2,537	111,068

Cash and cash equivalents at end of period	$6,088	$624,515

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$10,793	$14,410

The accompanying notes are an integral part of these condensed consolidated financial statements

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.     Basis of Presentation and General Information:

The accompanying interim condensed consolidated financial statements include the accounts of Dryships Inc. and its wholly-owned subsidiaries (collectively, the “Company” or “Dryships”). Dryships was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands.  The Company is engaged in the ocean transportation services of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

	Ship-owning Companies with vessels in operations at March 31, 2008	Country of Incorporation	Vessel
1.	Tolan Shipping Company Limited (“Tolan”)	Malta	Tonga
2.	Malvina Shipping Company Limited (“Malvina”)	Malta	Coronado
3.	Arleta Navigation Company Limited (“Arleta”)	Malta	Xanadu
4.	Selma Shipping Company Limited (“Selma”)	Malta	La Jolla
5.	Samsara Shipping Company Limited (“Samsara”)	Malta	Ocean Crystal
6.	Lansat Shipping Company Limited (“Lansat”)	Malta	Paragon
7.	Farat Shipping Company Limited (“Farat”)	Malta	Toro
8.	Iguana Shipping Company Limited (“Iguana”)	Malta	Iguana
9.	Borsari Shipping Company Limited (“Borsari”)	Malta	Catalina
10.	Onil Shipping Company Limited (“Onil”)	Malta	Padre
11.	Zatac Shipping Company Limited (“Zatac”)	Malta	Waikiki (Note 14)
12.	Fabiana Navigation Company Limited (“Fabiana”)	Malta	Alameda
13.	Felicia Navigation Company Limited (“Felicia”)	Malta	Solana (Note 14)
14.	Karmen Shipping Company Limited (“Karmen”)	Malta	Sonoma
15.	Thelma Shipping Company Limited (“Thelma”)	Malta	Manasota
16.	Celine Shipping Company Limited (“Celine”)	Malta	Mendocino
17.	Annapolis Shipping Company Limited (“Annapolis”)	Malta	Lacerta (Note 8)
18.	Royerton Shipping Company Limited (“Royerton”)	Malta	Netadola (Note 14)
19.	Tempo Marine Co. (“Tempo”)	Marshall Islands	Maganari
20.	Star Record Owning Company Limited (“Star”)	Marshall Islands	Ligari
21.	Argo Owning Company Limited (“Argo”)	Marshall Islands	Redondo
22.	Rea Owning Company Limited (“Rea”)	Marshall Islands	Ecola
23.	Gaia Owning Company Limited (“Gaia”)	Marshall Islands	Samsara
24.	Kronos Owning Company Limited (“Kronos”)	Marshall Islands	Primera
25.	Trojan Maritime Co. (“Trojan”)	Marshall Islands	Brisbane
26.	Atlas Owning Company Limited (“Atlas”)	Marshall Islands	Menorca
27.	Dione Owning Company Limited (“Dione”)	Marshall Islands	Marbella
28.	Phoebe Owning Company Limited (“Phoebe”)	Marshall Islands	Majorca
29.	Uranus Owning Company Limited (“Uranus”)	Marshall Islands	Heinrich Oldendorff
30.	Selene Owning Company Limited (“Selene”)	Marshall Islands	Bargara
31.	Tethys Owning Company Limited (“Tethys”)	Marshall Islands	Capitola
32.	Ioli Owning Company Limited (“Ioli”)	Marshall Islands	Clipper Gemini
33.	Iason Owning Company Limited (“Iason”)	Marshall Islands	Oregon
34.	Orpheus Owning Company Limited (“Orpheus”)	Marshall Islands	Avoca
35.	Team up Owning Company Limited (“Team-up”)	Marshall Islands	Saldanha
36.	Iokasti Owning Company Limited (“Iokasti”)	Marshall Islands	VOC Galaxy
37.	Boone Star Owners Inc. (“Boone”)	Marshall Islands	Samatan
38.	Norwalk Star Owners Inc. (“Norwalk”)	Marshall Islands	Capri (Note 7)
39.	Ionian Traders Inc. (“Ionian”)	Marshall Islands	Positano (Note 7)
40.	NT LLC Investors Ltd. (“NT”)	Marshall Islands	Conquistador (Note 14)
41.	Maternal Owning Company Limited (“Maternal”)	Marshall Islands	Lanzarote (Note 8)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information–(continued):

	Ship-owning Companies with vessels under construction	Country of Incorporation	Hull Number
42.	Roscoe Marine Ltd. (“Roscoe”)	Marshall Islands	Hull 1518A
43.	Monteagle Shipping S.A. (“Monteagle”)	Marshall Islands	Hull 1519A
44.	Iktinos Owning Company Limited (“Iktinos”)	Marshall Islands	Hull SS058
45.	Kallikrates Owning Company Limited (“Kallikrates”)	Marshall Islands	Hull SS059
46.	Mensa Enterprises Inc. (“Mensa”)	Marshall Islands	Hull 0002
47.	Mandarin Shipholding Co. (“Mandarin”)	Marshall Islands	Hull 0003
48.	Faedon Owning Company Limited (“Faedon”)	Marshall Islands	Hull 2089
49.	Dalian Star Owners Inc. (“Dalian”)	Marshall Islands	Hull HN-1001
50.	Drillship Kithira Owners Inc. (“Kithira”)	Marshall Islands	Drillship Hull 1865
51.	Drillship Skopelos Owners Inc. (“Skopelos”)	Marshall Islands	Drillship Hull 1866

	Ship-owning Companies with vessels sold	Country of Incorporation	Vessel

52.	Lancat Shipping Company Limited (“Lancat”)	Malta	Matira (sold – February 2008)
53.	Paternal Owning Company Limited (“Paternal”)	Marshall Islands	Formentera (sold – December 2007)
54.	Fago Shipping Company Limited (“Fago”)	Malta	Lanikai (sold – July 2007)
55.	Hydrogen Shipping Company Limited (“Hydrogen”)	Malta	Mostoles (sold – July 2007)
56.	Madras Shipping Company Limited (“Madras”)	Malta	Alona (sold – June 2007)
57.	Seaventure Shipping Limited (“Seaventure”)	Marshall Islands	Hille Oldendorff (sold – June 2007)
58.	Classical Owning Company Limited (“Classical”)	Marshall Islands	Delray (sold – May 2007)
59.	Oxygen Shipping Company Limited (“Oxygen”)	Malta	Shibumi (sold – April 2007)
60.	Human Owning Company Limited (“Human”)	Marshall Islands	Estepona (sold – April 2007)
61.	Helium Shipping Company Limited (“Helium”)	Malta	Striggla (sold – January 2007)
62.	Blueberry Shipping Company Limited (“Blueberry”)	Malta	Panormos (sold – January 2007)
63.	Platan Shipping Company Limited (“Platan”)	Malta	Daytona (sold – January 2007)
64.	Silicon Shipping Company Limited (“Silicon”)	Malta	Flecha (sold – December 2006)

	Other companies		Activity
65.	Wealth Management Inc. (“Wealth”)	Marshall Islands	Cash Manager
66.	Primelead Limited (“Primelead”)	Cyprus	Investment Company

In addition, at March 31, 2008, the Company held 51,778,647 shares in Ocean Rig ASA which represents 30.4% of the issued shares of Ocean Rig.

The operations of the Company’s vessels are managed by Cardiff Marine Inc. (the “Manager”), a related party entity incorporated in Liberia.  The Manager also acts as the Company’s charter and sales and purchase broker. The majority shareholding (70%) of the Manager is owned by Entrepreneurial Spirit Foundation (the “Foundation”), a family foundation of Vaduz, Liechtenstein. The Company’s Chief Executive Officer, Mr. George Economou and members of his immediate family control and are beneficiaries of the Foundation. The other 30% shareholding of the Manager is held by Prestige Finance S.A., a Liberian corporation, which is wholly owned by the sister of the Company’s Chief Executive Officer.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.        Basis of Presentation and General Information–(continued):

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual report on form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 28, 2008.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2008 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2008.

During the first quarter of 2008, the Company decided to change the method of accounting for dry-docking costs from the deferral method, under which costs associated with dry-docking a vessel are deferred and charged to expense over the period to a vessel’s next scheduled dry-docking, to the direct expense method, under which the dry-docking costs will be expensed as incurred. Management considers this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking activities should be deferred and amortized over a future period. This change was effected in the accompanying unaudited interim condensed consolidated financial statements in accordance with  FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for this change in the method of accounting for dry-docking costs. (Note 4)

No charterer accounted for 10% or more of the Company’s voyage revenues for the three-month period ended March 31, 2007. During the three month period ended March 31, 2008 Cargill International Ltd. and SK Shipping accounted for 26% and 11%, respectively of the Company’s voyage revenues. In addition, of the Company’s voyage revenues during the three-month periods ended March 31, 2007 and 2008, 20% and 7%, respectively, were derived from the participation of certain Company’s vessels in a drybulk pool.

2.         Significant Accounting policies:

A discussion of the Company’s significant accounting policies can be found in the Annual Report on Form 20-F for the fiscal year ended December 31, 2007. With the exception of the change in the accounting policy for the dry-docking costs discussed above and the change in restricted cash classification in the statement of the cash flows as discussed below, there have been no material changes to these policies in the three-month period ended March 31, 2008. Effective January 1, 2008, the Company adopted FASB Statement No. 157 “Fair Value Measurements” (“SFAS No. 157”) which had no effect on the Company’s consolidated financial statements. In addition, on January 1, 2008, the Company made no elections to account for its monetary assets and liabilities at fair values as allowed by FASB statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.         Reclassifications:

Certain reclassifications in the unaudited condensed consolidated statement of income and cash flows for the three month period ended March 31, 2007 have been performed in order to conform to the current period presentation. The reclassifications had no impact on the results of the Company’s financial statements.

Change in classification of changes in restricted cash

During the first quarter of 2008, the Company elected to change the classification of changes in restricted cash (Note 10) in its statement of cash flows from a financing activity to an investing activity, as deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment. The change in classification is applied prospectively as the Company determined that such change in presentation is not considered to be a material change to the cash flows of the Company’s investing or financing activities requiring restatement of the prior period financial statements.

4.         Change in Accounting for dry-docking costs:

As discussed in Note 1, during the first quarter of 2008, the Company decided to change the method of accounting for dry-docking costs from the deferral method to the direct expense method. This change was effected in the accompanying unaudited interim condensed consolidated financial statements in accordance with  FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for this change in the method of accounting for dry-docking costs as follows:

Consolidated balance sheets
	December 31, 2007			March 31, 2008

	As originally reported under deferral method	As adjusted under direct expense method	Effect of change	As computed under deferral method	As reported under direct expense method	Effect of change
Increase (decrease)
Deferred charges	2,492	-	(2,492)	1,898	-	(1,898)
Total non current assets	431,370	428,878	(2,492)	450,635	448,737	(1,898)
Total assets	2,346,924	2,344,432	(2,492)	2,948,017	2,946,119	(1,898)
Retained earnings	569,316	566,824	(2,492)	737,718	735,820	(1,898)
Total stockholders equity	1,024,221	1,021,729	(2,492)	1,545,217	1,543,319	(1,898)
Total liabilities and stockholders’ equity	2,346,924	2,344,432	(2,492)	2,948,017	2,946,119	(1,898)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.       Change in Accounting for dry-docking costs–(continued):

Consolidated Statements of income
	March 31, 2007			March 31, 2008

	As originally reported under deferral method	As adjusted under direct expense method	Effect of change	As computed under deferral method	As reported under direct expense method	Effect of change
Income (expense)
Vessel operating expenses	(13,789)	(14,309)	(520)	(17,458)	(17,773)	(315)
Amortization of dry-docking costs	(809)	-	809	(508)	-	508
Gain on sale of vessel	30,497	31,609	1,112	24,042	24,443	401
Operating income	77,150	78,551	1,401	193,866	194,460	594
Income before equity in income of investee	66,401	67,802	1,401	174,881	175,475	594
Net income	66,401	67,802	1,401	175,738	176,332	594
Earnings per common share, basic and diluted	$1.87	$1.91	$0.04	$4.60	$4.61	$0.01

Consolidated Statements of cash flows
	March 31, 2007			March 31, 2008

	As originally reported under deferral method	As adjusted under direct expense method	Effect of change	As computed under deferral method	As reported under direct expense method	Effect of change
Inflow (outflow)
Net income	66,401	67,802	1,401	175,738	176,332	594
Amortization and write-off of deferred dry-docking costs	809	-	(809)	508	-	(508)
Payments for dry-docking	520	-	520	315	-	315
Gain on sale of vessel	30,497	31,609	(1,112)	24,042	24,443	(401)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.        Transactions with Related Parties:

Cardiff Marine Inc.: The Manager provides the Company a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a daily fixed management fee. In addition, the Manager charges the Company a fee for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent, chartering commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds or purchase price of vessels, and a quarterly fee for services in relation to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the monitoring of internal controls over financial reporting. Transactions with Cardiff in Euros are settled on the basis of the average EURO/USD exchange rate calculated internally for each quarter and was 1.31 and 1.49 for the three month periods ended March 31, 2007 and 2008, respectively.

The management fees charged by the Manager for the three-month periods ended March 31, 2007 and 2008, totaled $2,196 and $2,787 respectively and are separately reflected in the accompanying condensed consolidated statements of income. Chartering commissions charged by the Manager for the three-month periods ended March 31, 2007 and 2008 totaled $1,046 and $2,827, respectively, and are separately reflected as “Voyage expenses - related party” in the accompanying condensed consolidated statements of income.

The fees charged by the Manager  for the services in relation to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the monitoring of internal controls over financial reporting for the three-month periods ended March 31, 2007 and 2008, totaled $575 and $611, respectively, and are included in “General and Administrative expenses – related party” in the accompanying condensed consolidated statements of income.

In addition, during the three-month periods ended March 31, 2007 and 2008, amounts of $1,344 and $1,160 respectively were charged by the Manager for the acquisition and sale of vessels. For the three month periods ended March 31, 2007 and 2008, amounts of $620 and $695, respectively, related to vessel acquisitions and were capitalized and  included in “Vessels, net” in the accompanying condensed consolidated balance sheets. In addition, for the three month periods ended March 31, 2007 and 2008, amounts of $724 and $465, respectively related to vessel sales and were included in “Gain on sale of Vessels” in the accompanying condensed consolidated statements of income.

The amounts due from the Manager as at December 31, 2007 and March 31, 2008 totaled $9,963 and $12,743, respectively, representing payments in advance by the Company to the Manager.

Lease Agreement: Under the rental agreement in effect between the Company and its Chief Executive Officer, the Company leases office space in Athens, Greece. The related rent expense for the three-month periods ended March 31, 2007 and 2008 totaled $3 and $3, respectively, and is included in “General and administrative expenses - related parties” in the accompanying condensed consolidated statements of income.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.        Transactions with Related Parties–(continued):

Consultancy Agreements: Under two consultancy agreements concluded on February 3, 2005 between the Company and Fabiana Services S.A. (“Fabiana”), a related party entity incorporated in the Marshall Islands, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company.  Our Chairman and Chief Executive Officer, Mr. George Economou, also serves as our interim Chief Financial Officer.  Following the expiration of these agreements in March 2008, the Company’s Board of Directors approved a new agreement with Fabiana under which the annual remuneration will be $2,000,000. In addition, the Company’s Board of Directors approved the granting of 1,000,000 shares of common stock out of the 1,834,055 shares reserved in the Company’s 2008 Equity Incentive Plan for services to be performed in periods subsequent to March 31, 2008. The shares vest quarterly in eight equal installments with the first vesting installment to occur on the date of the consultancy agreement. As of March 31, 2008, the agreement has not been executed.

Under the agreements, the fees charged by Fabiana for the three month periods ended March 31, 2007 and 2008 amounted to $354 and $509, respectively and are included in “General and administrative expenses - related parties” in the accompanying condensed consolidated statements of income. At December 31, 2007 and March 31, 2008 no amounts were payable to Fabiana. Fabiana is beneficially owned by the Company’s Chief Executive Officer.

Short-term credit facility: During 2007, the Company borrowed an amount of $63,000 in aggregate from Elios Investment Inc., a wholly owned subsidiary of the Foundation (Note 1) in order to partly finance the acquisition cost of vessels Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui), Ecola (ex Zella Oldendorff) and Majorca (ex Maria G.O.) The loan was provided in two tranches: $33,000 in April 2007 and $30,000 in May 2007. The loan was fully repaid as of June 15, 2007.

Purchase of derivatives from related parties: In order to maintain the minimum hedging ratio of one of its loans, on June 22, 2007 the Company acquired the following interest rate derivatives which were valued on that date by the financial institutions which were counterparties to these agreements at an amount of $1,290 (asset), from the following two related companies that are managed by Cardiff:

(i) Sea Glory Navigation Ltd. which originally entered into an interest rate cap and floor agreement on November 3, 2004 for a period of seven years through November 2011, for a notional amount of $60 million. Under the cap leg of the agreement, the interest rate is 5.34% if three-month USD LIBOR lies between 5.34% and 7%. If three-month USD LIBOR is above 7% the interest rate is three-month USD LIBOR. Under the floor leg of the agreement, the interest rate is 2.75% if the three-month USD LIBOR is equal or less than 1.75%.

(ii) River Camel Shipping Co., which originally entered into an interest rate cap and floor agreement for a period of seven years through November 2011, for a notional amount of $75 million. Under the cap leg of the agreement interest rate is 5.25% if three-month USD LIBOR is within the range of 5.25% and 7%. If three-month USD LIBOR exceeds 7%, then the interest rate is three-month USD LIBOR. Under the floor leg of the agreement, the interest rate is 2.75%, if the three-month USD LIBOR is equal or less than 1.75%.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.       Transactions with Related Parties–(continued):

Chartering agreement: During February 2008, Thelma, Argo, Gaia, Trojan (Note 1) concluded charter party agreements with Classic Maritime Inc., a related party entity incorporated in the Marshall Islands and controlled by the Company’s Chief executive officer and interim Chief Financial Officer. Under the agreements, the Company charters vessels Manasota, Redondo, Samsara and Brisbane for a daily rate ranging from $34 to $67 and for a period of 3.5 to 5 years. In accordance with the delivery terms of the agreement, as of March 31, 2008, only the vessel Manasota was delivered under the agreement and related revenue amounted to $511 and is separately reflected under revenue from related party in the accompanying 2008 unaudited interim condensed consolidated statement of income. As of March 31, 2008, no amounts were receivable from Classic Maritime Inc.

Purchase of Ocean Rig ASA from a related party: On December 20, 2007 Primelead, a wholly owned subsidiary of Dryships acquired 51,778,647 shares in Ocean Rig ASA from Cardiff Marine Inc., for a consideration of $406,024. This represents 30.4% of the issued shares in Ocean Rig. A commission was paid to Cardiff Marine Inc. amounting to $ 4,050 which at December 31, 2007 was included in accrued liabilities in the accompanying condensed consolidated balance sheet. The above commission was paid on February 1, 2008.

6.       Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2007	March 31, 2008

Lubricants	2,647	2,633
Victualling stores	324	352
Bunkers	941	-
Total	3,912	2,985

7.       Advances for Vessels Under Construction and Acquisitions:

During the three months ended March 31, 2008 the Company made aggregate advances amounting to $50,721 for the  Hulls 1865 and 1866, Positano, Conquistador, including various pretrading expenses of $239 and capitalized interest for the three month period ended March 31, 2008 amounting to $1,282.  In relation to Hulls 1865 and 1866, the amount of $40,000 paid by the Company as of March 31, 2008 represented an advance payment for the two drill ships to be purchased for $1.6 billion from a major Korean shipyard. Under the agreement with the shipyard, the Company could  proceed with the purchase by such declaration by April 24, 2008. (Note 14)

Advances for vessels under construction and acquisitions as of March 31, 2008 also includes an advance payment of $15,225 in relation to vessel Capri which is estimated to be delivered to the Company in the second quarter of 2008.

During the three month period ended March 31, 2007, the Company made aggregate advances of $25,170 for the Hulls H1518A and H1519A, Samsara, Primera, Brisbane, Marbella, Menorca, Majorca and Heinrich Oldendorff including capitalized interest on vessels under construction for the three month period ended March 31, 2007 of $220.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.       Vessels, net:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
B Balance, December 31, 2007	$1,794,184	$(150,317)	$1,643,867
-Vessel acquisitions	70,194	-	70,194
-Vessel disposal	(26,422)	5,357	(21,065)
- Depreciation	-	(24,418)	(24,418)
Balance, March 31, 2008	$1,837,956	$(169,378)	$1,668,578

On January 29, 2008, the vessel Avoca was delivered to the Company for $70,194. As of December 31, 2007, an amount of $6,950 had been advanced for the above acquisition.

During the three month period ended March 31, 2008, vessel Matira was sold for net proceeds of $45,508 realizing a gain from the sale of $24,443 which is separately reflected in the accompanying condensed consolidated statement of income.

In addition, on March 13, and 15, 2008 the Company concluded two Memoranda of Agreement for the disposal of the vessels Lanzarote and Lacerta to unaffiliated third parties for an aggregate price of $120,500, resulting in an estimated gain of $82,400 which will be reflected in the Company’s consolidated statement of income for the year ending December 31, 2008.

During the three month period ended March 31, 2007, vessels Panormos, Striggla and Daytona  were sold for an aggregate price of $72,420 net of sale expenses of $1,892, realizing a total gain from sale of vessels of $31,609 which is separately reflected in the accompanying 2007 condensed consolidated statement of income.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 10. As of March 31, 2008, three vessels were operating under a drybulk pool (Note 1) while the remaining vessels, except for MV Heinrich Oldendorff, Clipper Gemini and VOC Galaxy which are employed under bareboat charters, were operating under time charters, the last of which expires in June 2014.

9.       Long-term Investment:

On December 20, 2007 Primelead Limited, a wholly owned subsidiary of DryShips Inc., acquired 51,778,647 or 30.4% of the issued shares in Ocean Rig ASA (“Ocean Rig”).

Ocean Rig, incorporated on September 26, 1996 and domiciled in Norway, is a public limited company whose shares are publicly traded on the Oslo Stock Exchange. Ocean Rig is a drilling contractor in the area of offshore exploration, development and production and operates two ultra deep-water drilling rigs “Leiv Eiriksson” and “Eirik Raude”.

The Company accounted for its investment in Ocean Rig using the equity method of accounting. The Company’s equity in the income of Ocean Rig is shown in the accompanying condensed consolidated statements of income for the three month period ended March 31, 2008 as “Equity in income of investee” and amounted to a gain of $857.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.        Long-term Investment–(continued):

The carrying amount of the Company’s investment in Ocean Rig as of December 31, 2007 and March 31, 2008 was $405,725 and $406,582, respectively, and is reflected as “Long term investments” in the accompanying condensed consolidated balance sheets as at December 31, 2007 and March 31, 2008.

The quoted market price of the investment as at December 31, 2007 and March 31, 2008 was NOK 39.70 and NOK 39.00, respectively, and the aggregate market value of the investment in Ocean Rig as at December 31, 2007 and March 31, 2008 was $377,984 and $396,200, respectively.

Summarized financial information of the Company’s equity method investee that represents 100% of the investee’s financial information, is as follows:

Financial position as of:	December 31, 2007	March 31, 2008

Current assets	93,648	101,436
Non current assets	1,168,672	1,160,016
Current liabilities	145,115	651,839
Non current liabilities	656,524	146,233

Results of Operations for	3-month period ended March 31, 2008
Revenues	67,822
Operating income	17,500
Net earnings	2,819

10.      Long-term Debt:

The amount of long-term debt shown in the accompanying condensed consolidated balance sheets is analyzed as follows:

	December 31, 2007	March 31, 2008
Term loans	1,220,605	1,343,653
Bridge loan	30,076	-
Less related deferred financing costs	(6,903)	(7,540)
Total	1,243,778	1,336,113
Less: Current portion	(194,999)	(191,830)
Long-term portion	1,048,779	1,144,283

During the three month period ended March 31, 2008, the Company made scheduled principal payments of $40,304, and repaid an amount of $15,298 against the outstanding loan balance for the vessel Matira upon her sale. In addition on February 19, 2008, the Company fully repaid the bridge facility of $ 30,076 obtained in order to partly finance the acquisition cost of the vessels Oregon, Avoca, Saldanha and VOC Galaxy.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.      Long-term Debt–(continued):

On January 29, 2008, the Company drew down an amount of $48,650 from a loan of $101,150 concluded in December 2007  in order to partly finance the acquisition cost of vessels Saldanha and Avoca. The loan bears interest at Libor plus a margin and will be repaid in twenty-eight quarterly installments through January 2015.

On February 27, 2008, the Company concluded a supplemental agreement to a previous loan obtained in March 2006 to partly finance the acquisition cost of certain of the Company’s vessels and obtained the lenders’ consent for the release of certain of the Company’s vessels under the agreement and for incurrence of additional financial indebtedness.

On March 14, 2008 the Company concluded a loan agreement of up to $130,000 with Piraeus Bank A.E. in order to obtain additional liquidity.  The vessels Lacerta, Menorca, Toro and Paragon were released from their previous loan and were provided as mortgage for this new loan facility. The loan bears interest at Libor plus a margin and will be repaid in twenty-eight quarterly installments through December 2014.

The principal payments required to be made after March 31, 2008, for the loans discussed above are as follows:

March 31, 2008	194,295
March 31, 2009	282,658
March 31, 2010	105,584
March 31, 2011	100,459
March 31, 2012	99,709
March 31, 2013 and thereafter	560,948
1,343,653
Less-Financing fees	(7,540)
1,336,113

Total interest incurred on long-term debt for the three month periods ended March 31, 2007 and 2008 amounted to $10,956 and $15,462, respectively. Of these amounts for the three month periods ended March 31, 2007 and 2008 amounts of $220 and $1,282, respectively, were capitalized as part of the vessel cost for advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in “Interest and finance costs” in the accompanying condensed consolidated statements of income. The Company’s weighted average interest rate (including the margin) at March 31, 2008 was 4.00%.

The above loans are secured by a first priority mortgage over the vessels, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation.  The loans contain covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank’s prior consent as well as certain financial covenants relating to the Company’s financial position, operating performance and liquidity. In addition, the Company must maintain minimum cash deposits, as defined in the loan agreements, which at December 31, 2007 and March 31, 2008, amounted to $20,000 and $40,000, respectively and are classified as “Restricted cash”, under other non current assets in the accompanying condensed consolidated balance sheets. In addition, restricted cash-current included in the accompanying condensed consolidated balance sheets represents bank deposits that are required under the loans and are used to fund the loan installments falling due.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.      Long-term Debt (continued):

Furthermore, the Company will be permitted to pay dividends under the loans so long as such amount of dividends does not exceed 50% of the Company’s net income as evidenced by its relevant annual audited financial statements. The loan obtained by Primelead (Note 9) to partly finance the purchase of the Company’s share in Ocean Rig has a restriction that the subsidiary cannot declare dividends.

11.      Derivatives:

Interest rate cap and floor agreements As of December 31, 2007 and March 31, 2008, the Company had outstanding eight interest rate cap and floor agreements maturing from March 2011 through May 2015. These contracts do not qualify for hedge accounting and as such changes in their fair values are reported to earnings. The fair value of these eight interest rate cap and floor agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company. Under SFAS No. 157, the interest rate (LIBOR) used in the measurement of the swaps’ fair value falls into level 2 of the hierarchy for ranking the quality and reliability of the information used to determine fair values. Such fair value at December 31, 2007 and March 31, 2008, was a total liability of $1,768 and $7,842. As of March 31, 2008, an amount of $2,526 is separately reflected under current liabilities, while an amount of $5,316 is separately reflected under non current liabilities in the accompanying condensed consolidated balance sheets with the change in fair value in amount of $160 and $6,074 for the three month periods ended March 31, 2007 and 2008 reflected under “Other net” in the accompanying condensed consolidated statements of income.

12.      Capital Stock and Additional Paid-in Capital:

In October 2007, the Company filed its universal shelf registration statement of securities of well-known seasoned issuers and related Prospectus for the issuance of 6,000,000 of common shares. From October through December 2007, an amount of 1,191,000 shares of common stock with par value $0.01 were issued. The net proceeds, after underwriting commissions ranging between 2% to 2.5% and other issuance fees, amounted to $127,104. From January through March 2008, an amount of 4,759,000 shares of common stock with par value $0.01 were issued. The net proceeds, after underwriting commissions ranging between 1.5% to 2% and other issuance fees, amounted to $352,594.

In January 2008, the Company increased the aggregate number of authorized shares of its common stock from 75,000,000 registered shares to 1,000,000,000 registered shares with a par value of $0.01 and increased the aggregate number of authorized shares of preferred stock from 30,000,000 registered shares; par value $0.01 per share to 500,000,000 registered preferred shares with a par value of $0.01 per share.

In March 2008, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to 6,000,000 shares of common stock, par value $0.01 per share, pursuant to the Company’s Registration Statement on Form F-3 ASR.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.      Capital Stock and Additional Paid-in Capital–(continued):

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of DryShips Inc. common stock, par value U.S.$0.01 per share. As of March 31, 2008, no exercise of any purchase right has occurred.

   Equity incentive plan

On January 16, 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (the “Plan”). Under this Plan officers, key employees, and directors will be able to receive options to acquire common stock, with respect to the Company’s common stock, awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. As of March 31, 2008, no awards have been granted under the Plan.

13.      Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

14.     Subsequent Events:

(a)	Declaration of dividends: On April 2, 2008, the Company declared dividends amounting to $8,488 or $0.20 per share paid on April 24, 2008, to the stockholders of record as of April 17, 2008.

(b)
Purchase of vessel-deliveries:  On April 8, 2008, the Company took delivery of the vessel Conquistador a 2000 built second-hand 75,607dwt Panamax drybulk carrier, which it had agreed to acquire on November 29, 2007, for a purchase price of $85.0 million. The purchase price of the vessel was partly financed by an amount of $49,400 under one of the Company’s existing loans providing a re-borrowing option for mandatory repayment due to sale of vessels. On May 15, 2008, the vessel Capri a 2001  built secondhand 172,579 dwt Capesize drybulk carrier was delivered to the Company for $152,300. As of March  31, 2008, an amount of $15,225 had been advanced for the above acquisition.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.     Subsequent Events–(continued):

(c)
Purchase of vessels: During April 2008, the Company concluded contracts to acquire one Panamax vessel and two Capesize vessels for total consideration of $397,750. The vessels are expected to be delivered during the third quarter of 2008 and the first and third quarters of 2009.

(d)
Sale of vessel-delivery: On April 10, 2008, the vessel Netadola was delivered to her new owners.  The Memorandum of Agreement had been signed on November 26, 2007 for a sale price of $93,900 and the resulting gain from the sale of this vessel will be approximately $63,496.

(e)
Sale of vessels: Based on memoranda of agreement dated April 14, 2008, vessels Waikiki and Solana were sold for an aggregate price of $126,000. The gain on sale of vessels is estimated to approximately $67,600 and will be recognized upon the delivery of the vessels to their new owners. The vessels are expected to be delivered to their new owners during the third quarter of 2008.

(f)
Purchase of shares in Ocean Rig: During April  and May 2008, Primelead Limited (Note 9) acquired at a price of NOK 45, 76,256,726 shares or 44.7% of the issued shares in Ocean Rig ASA, increasing its share portion to 75.1%. Out of the total shares acquired 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig ASA, were purchased from companies controlled by the Company’s Chief Executive Officer.  The Company launched a mandatory tender offer for the remaining outstanding shares of Ocean Rig within the four week deadline set by Oslo Stock Exchange rules. On May 14, 2008, the Company filed the Offer Document with the Oslo Stock Exchange and the mandatory offer period commenced. The mandatory offer period will end on June 11, 2008. The Company will use a combination of cash on hand and debt financing to acquire the remaining shares of Ocean Rig. In this respect, on May 9, 2008, the Company concluded a guarantee facility of NOK 5.0 billion  and a term loan of $800.0 million in order to guarantee the purchase price vis-à-vis the Oslo Stock Exchange, to finance the acquisition cost of the above shares and to refinance prior debt obtained to finance the purchase price of the shares acquired as of December 31, 2007. The final expiry date of the guarantee facility shall be on the 90th day after the guarantee issuance date and the final maturity of the term loan, which will be repaid in consecutive quarterly varying installments, will be on the second anniversary of the initial borrowing date. On May 12 and May 14,  2008, the Company drew down a total amount of $485,186 as part of the term loan. On May 12, 2008,  the then balance of $227,907 of prior debt obtained to finance the purchase price of the shares acquired as of December 31, 2007 was fully repaid.

(g)
Newbuildings: On April 24, 2008, the Company proceeded with the order of the two drill ships discussed under Note 7 above. The expected delivery cost of the two drill ships is approximately $800 million per each and they are expected to be delivered from the shipyard in the third quarter of 2011. In April 2008, the Company paid $58,300 as advance for the first installment of both hulls.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.     Subsequent Events–(continued):

(h)
New loan agreements: In April 2008, the Company concluded a loan for $90,000 in order to partly finance one of the Capesize vessels discussed under (c) above. The loan is repayable in three consecutive semi annual installments of $10,000 each and eleven consecutive semi annual installments of $3,000 plus a balloon payment of $27,000 payable together with the last installment. The first installment is repayable on the date falling 6 months after the drawdown date and the last installment on the date falling 90 months after the drawdown date.

In May 2008, the Company concluded a loan for $125,000 in order to partly finance the acquisition cost of vessels Capri and Positano (Note 7). The loan is repayable in eight consecutive quarterly installments of $6,500 followed by twenty four consecutive quarterly installments of $2,250 plus a balloon payment of $19,000 payable together with the last installment. On May 13, 2008, an amount of $81,800 was drew down in relation to the anticipated delivery of vessel Capri. The first installment of the loan shall be repaid on the earlier date falling 3 months after the drawdown date for vessel Positano or July 31, 2008.

(i)
Shares issued under the 2008 Equity incentive plan: Pursuant to the Company’s 2008 Equity Incentive Plan, in April 2008, 1,000,000 shares of common stock of the Company were issued at par value $0.01 per share to Fabiana Services S.A. a related party entity incorporated in the Marshall Islands which provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company (Note 5).

(j)
Sale of shares: On May 6 and 7, 2008, the Company issued 1,109,903 shares of common stock with par value $0.01 per share pursuant to the Company’s Controlled Equity Offering made under the Company’s shelf registration statement on Form F-3ASR and related prospectus supplement discussed in Note 12. The net proceeds, after underwriting commissions of 1.75% and other issuance fees, amounted to $101,573.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: May 23, 2008	By:	/s/George Economou
George Economou
Chief Executive Officer and Interim Chief Financial Officer

SK 23113 0002 885886